UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
("Pearson" or the "Company")

Committee Changes

Pearson announces that Tim Score, who will join the Company's board as a non-executive director on 1 January 2015, will also be appointed as a member of the audit and nomination committees with effect from the same date.

The Company further announces that John Fallon stepped down as a member of the nomination committee on 5 December 2014.  The nomination committee will now be made up entirely of non-executive directors.

These notifications are made in accordance with LR 9.6.11.

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary